# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nabors Industries Ltd, CIK 0001163739
CUSIP: G6359F137
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Crown House, Second Floor 4 Par-la-Ville Road, Hamilton, Bermuda (D0), HM08
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-037398
Filed by CIK 0001790787

## Reporting persons
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 121,673; sole dispositive power 0; shared dispositive power 121,673; aggregate amount beneficially owned 121,673 (0.83% of the class)
  Comment: Represents 121,673 common shares issuable upon redemption of convertible bonds.
  
  Calculated based on 14,561,171 Common Shares outstanding as of October 27, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed on October 31, 2025 (the "Form 10-Q") and as increased by 121,673 common shares issuable in respect of convertible bonds.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 121,673; sole dispositive power 0; shared dispositive power 121,673; aggregate amount beneficially owned 121,673 (0.83% of the class)
  Comment: Represents 121,673 common shares issuable upon redemption of convertible bonds.
  
  Calculated based on 14,561,171 Common Shares outstanding as of October 27, 2025, as reported on the Form 10-Q as increased by 121,673 common shares issuable in respect of convertible bonds.
- Oaktree Capital Management, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 121,673; sole dispositive power 0; shared dispositive power 121,673; aggregate amount beneficially owned 121,673 (0.83% of the class)
  Comment: Represents 121,673 common shares issuable upon redemption of convertible bonds.
  
  Calculated based on 14,561,171 Common Shares outstanding as of October 27, 2025, as reported on the Form 10-Q as increased by 121,673 common shares issuable in respect of convertible bonds.

## Item 1. Issuer
Name of issuer: Nabors Industries Ltd
Address of issuer's principal executive offices: Crown House, Second Floor 4 Par-la-Ville Road, Hamilton, HM08, Bermuda

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons."

(i) Oaktree Capital Holdings, LLC ("OCH")
(ii) Oaktree Capital Group Holdings GP, LLC ("OCGH")
(iii) Oaktree Capital Management, L.P. ("OCM")
Address of principal business office or, if none, residence: 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

The reported securities are held and managed by OCM on behalf of various funds and accounts including: Oaktree Value Opportunities Fund, L.P., Oaktree London Liquid Value Opportunities Fund (VOF), L.P., Oaktree Global Credit Fund, L.P., Oaktree Global Credit Plus Fund, L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, and Oaktree (Lux.) Global Convertibles Bond Fund. OCM is indirectly managed by OCH which is directly managed by OCGH. Accordingly, each of OCM, OCG, and OCGH may be deemed to share voting and dispositive power with respect to the reported securities. The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to Item 11 on each of the cover pages.
Sole power to vote or to direct the vote: See response to Item 5 on each of the cover pages.
Shared power to vote or to direct the vote: See response to Item 6 on each of the cover pages.
Sole power to dispose or to direct the disposition: See response to Item 7 on each of the cover pages.
Shared power to dispose or to direct the disposition: See response to Item 8 on each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of October 6, 2025, by and among the Reporting Persons and filed with the SEC as Exhibit A to the Schedule 13G filed on such date, is hereby incorporated by reference.

## Signatures
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren/ Managing Director (01/23/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren/ Managing Director (01/23/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren/Managing Director (01/23/2026)